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                  THE COUNTRYBASKETS(SM) INDEX FUND, INC.
                           ________ INDEX SERIES


                PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1


            WHEREAS, The CountryBaskets(SM) Index Fund, Inc. (the "Fund") is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "Act"), and organized as a series fund; and

            WHEREAS, the Fund desires to adopt a Plan of Distribution pursuant to Rule 12b-1 under the Act with respect to the shares of Common Stock, par value $.001 per share (the "Shares" or "CB Shares(SM)"), of the _________________ Index Series (the "Designated Series"; the Designated Series and any other series of Shares of the Fund authorized from time to time each being referred to herein as a "Series"), and the Board of Directors of the Fund (the "Board of Directors") has determined that there is a reasonable likelihood that adoption of this Plan of Distribution (the "Plan") will benefit the Designated Series and its holders of Shares and accordingly has approved the adoption of this Plan for the Designated Series; and

            WHEREAS, ALPS Mutual Funds Services, Inc., a Colorado corporation (the "Distributor"), is the exclusive distributor of the Shares;

            NOW, THEREFORE, the Fund hereby adopts this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions (capitalized terms not otherwise defined herein having the meanings assigned thereto in the Fund's registration statement under the Act and the Securities Act of 1933):

            1. The Designated Series will pay fees, in the amounts and on the terms set forth below or as may hereafter be determined by the Board of Directors, that collectively will not exceed, on an annualized basis, .25% of such Designated Series' average daily net assets for purposes permitted by Rule 12b-1. Such fees may include payments made on the following basis:

                  (a) a portion of the fees (such portion, the
            "Distributor's Fee"), calculated daily and payable monthly, equal to such Designated Series' allocable portion of (i) .02% per annum of the average aggregate daily net assets, calculated on a daily basis ("Aggregate Net Assets"), of all Series of the Fund that have adopted a plan under Rule 12b-1 and the Distribution Agreement referred to below, up to Aggregate Net Assets of $2.0 billion, plus (ii) .015% per annum of Aggregate Net Assets of all such Series in excess of $2.0 billion up to $5 billion, plus (iii) .005% per annum of Aggregate Net Assets of all such Series in excess of $5 billion, shall be paid to the Distributor, monthly in arrears, for its distribution-related services to all such Series of the Fund under the


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            Distribution Agreement, dated as of __________________, 1996
            (the "Distribution Agreement"), between the Distributor and the Fund, including without limitation (A) acting as agent of the Fund with respect to the sale of Shares in "Creation Unit" size aggregations as set forth in the Fund's registration statement under the Securities Act of 1933, (B) disseminating information supplied by or on behalf of Deutsche Morgan Grenfell/C. J. Lawrence Inc., the Fund's investment adviser (the "Adviser"), with respect to the "Fund Basket" of securities applicable to purchases and redemptions of Creation Unit aggregations of Shares and the "Cash Component" for purchases of Creation Unit aggregations of Shares, all in accordance with the Distribution Agreement, (C) generating and transmitting confirmations of purchases of Creation Unit aggregations of Shares and delivering copies of the Fund's Prospectus and Statement of Additional Information in connection with purchases thereof;
            (D) administering this 12b-1 Plan in accordance with the terms hereof, including making payments and reimbursements to third parties as provided for herein; (E) clearing and filing all advertising, sales, marketing and promotional materials of the Fund with the National Association of Securities Dealers, Inc. (the "NASD"); (F) maintaining access to direct computer communications links with The Depository Trust Company, the Fund's transfer agent and the Fund's custodian; and (G) such other services and obligations as are set forth in the Distribution Agreement.

                  (b) a portion of the fees (such portion, the "Marketing
            Fee"), calculated daily and payable monthly, equal to such Designated Series' allocable portion of (i) .23% per annum of the Aggregate Net Assets of all Series that have adopted a plan under Rule 12b-1 and the Marketing Agreement referred to below, up to Aggregate Net Assets of $200 million, plus (ii) .0% per annum of the Aggregate Net Assets of all such Series in excess of $200 million up to $1.5 billion, plus (iii) .03% per annum of Aggregate Net Assets of all such Series in excess of $1.5 billion up to $5 billion, plus (iv) .02% per annum of the Aggregate Net Assets of all such Series in excess of $5 billion up to $10 billion, plus (v) .015% per annum of the Aggregate
            Net Assets of all such Series in excess of $10 billion, shall be paid to the Distributor, monthly in arrears, for its marketing and promotional services to the Fund under the Marketing Agreement, dated as of ____________________, 1996
            (the "Marketing Agreement"), between the Distributor and the Fund, including without limitation (A) making available four regional wholesalers and four 800-line registered representatives to carry out the Fund's marketing plan and provide certain stockholder services; (B) developing in conjunction with the Fund and the Adviser a marketing plan for the use and trading of CB Shares(SM) of all Series subject to the Marketing Agreement; (C) facilitating through broker-dealers and other persons communications with and education of


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            beneficial owners of CB Shares(SM) with respect to the Fund and the respective Series; and (D) certain other services and obligations set forth in the Marketing Agreement.

                  (c) The remainder of the fees, not to exceed, on an
            annualized basis, .25% of the average daily net assets of the Designated Series less any applicable Distributor's Fee and Marketing Fee paid or payable by the Designated Series to the Distributor, shall be used, subject to paragraph 3 hereof, to pay for any activities primarily intended to result in the sale of Shares of the Fund in Creation Unit aggregations or for the provision of stockholder services to holders of CB Shares(SM), including, but not limited to:

                  (i) payments to registered broker-dealers, banks or other persons (each, an "Investor Services Organization" or "ISO"), of investor services fees ("Investor Services Fees"), in each case pursuant to a separate payment agreement, in substantially the form approved by the Board of Directors of the Fund and attached hereto as Annex A (a "Fund
                        Payment Agreement"), as compensation for certain stockholder support, educational and promotional services relating to CB Shares(SM) to be provided by the respective ISO pursuant to an agreement between such ISO and the Distributor, substantially in the form approved by the Board of Directors and attached hereto as Annex B (an "Investor Services Agreement"), with respect to all Series of the Fund subject to such Investor Services Agreement, such Investor Services Fees to be computed daily and payable quarterly in accordance with the applicable Fund Payment Agreement with the respective ISO;

                  (ii) reimbursing the Distributor for payments of supplemental compensation to regional wholesalers employed by the Distributor pursuant to the Marketing Agreement in amounts, and on terms and conditions, set forth in such agreement between the Fund and the Distributor ("Supplemental Compensation Agreement") as may hereafter be approved by the Board of Directors in accordance with Rule 12b-1 as a related agreement under this Plan; and

                 (iii) reimbursing the Distributor and, to extent of any amounts remaining available to the Designated Series under this Plan, the Adviser for promotion and marketing activities (including any such activities undertaken by arrangements


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                        with third parties pursuant to Investor
                        Services Agreements, Stockholder Services
                        Agreements or otherwise) related to the sale of Shares of the Designated Series in Creation Unit aggregations or secondary market trading in CB Shares(SM) of the Designated Series, including, but not limited to, paying for the printing and distribution of the Fund's prospectus and Statement of Additional Information (other than
                        (a) incremental printing and distribution costs incurred by the Distributor for prospectuses and Statements of Additional Information to be used in connection with offers and sales to prospective investors up to a maximum of $25,000 per annum, for which costs the Distributor's only compensation shall be the Distributor's Fee referred to in paragraph (a) of this section 1, and (b) such printing and distribution costs incurred by the Fund directly in connection with prospectuses and/or Statements of Additional Information required to accompany confirmations of purchases of CB Shares(SM)) and, in accordance with the Marketing Agreement, production and distribution of sales and marketing materials relating to the Designated Series, communications to and with the Designated Series stockholders and advertisements (including the creative costs associated therewith).

            2. The Adviser may make payments from time to time from its own resources for the purposes described in paragraph 1(c)(iii) hereof.

            3. Any fees or expenses for distribution-related, marketing, promotional or stockholder services relating to the Designated Series' or all Series' Shares accrued by the Distributor or any Investor Services Organization in one fiscal year of the Fund may not be paid from fees hereunder received or receivable from the Designated Series with respect to subsequent fiscal years. Amounts paid by the Designated Series to the Distributor or the Adviser under paragraph 1(c)(iii) above in reimbursement of certain expenses of marketing and promotional activities shall not be used to pay for reimbursement of similar expenses with respect to any other Series. The aggregate Distributor's Fees, Marketing Fees, Investor Services Fees and other fees payable by all Series of the Fund shall be allocated among the Series pro rata in accordance with the average daily net assets of each Series, and reimbursements of expenses for such activities and services attributable to the Fund as a whole shall be allocated to each Series according to the method adopted by the Board of Directors. The Distributor's allocation of fees and other expenditures hereunder shall be subject to the annual review of the Board of Directors. Fees and other expenditures hereunder will not be used by the recipient to pay any interest expense, carrying charges or other financing costs.


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            4.  This Plan shall become effective with respect to the
Designated Series (the "Effective Date") upon the later of (i) March 1, 1996 or (ii) the date upon which it has been approved by a "vote of a majority of the outstanding voting securities" (as defined in the Act) of the Designated Series and a majority of the Board of Directors, including a majority of those Directors of the Fund ("Directors") who are not "inter-ested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Independent Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan.

            5. This Plan and any related agreements shall remain in effect with respect to the Designated Series until February 28, 1997 (such period being within one year from the Effective Date) and may be continued thereafter if this Plan or such related agreement is approved each year with respect to the Designated Series by votes of a majority of both
(a) the Directors and (b) the Independent Directors, cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

            6. The Treasurer of the Fund shall provide to the Directors and the Directors shall review, at least quarterly, a quarterly written report, and once a year, an annual written report, complying with the requirements of Rule 12b-1 under the Act, setting forth all amounts expended pursuant to this Plan or any related agreement and the purposes for which such expenditures were made. In such reports, only expenses properly attributable to the sale or servicing of Shares of the Designated Series will be used to justify any expenses reimbursed hereunder and charged to Shares of the Designated Series.

            7. This Plan may be terminated with respect to the Designated Series at any time, without the payment of any penalty, by the vote of a majority of the outstanding voting securities (as defined in the Act) of the Designated Series, or by the vote of a majority of the Independent Directors.

            8. All agreements related to this Plan (including each Fund Payment Agreement and Investor Services Agreement, any Special Compensation Agreement), shall be in writing, and shall provide: (a) that such agreement may be terminated with respect to any Series at any time, without payment of any penalty, by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities (as defined in the Act) of the Designated Series, on not more than 60 days' written notice to any other party to the agreement, and (b) that such agreement shall terminate automatically in the event of its assignment (as defined in the Act).

            9. This Plan may not be amended with respect to the Designated Series to increase materially the amount of fees and expenses provided for in the first sentence of paragraph 1 hereof unless such amendment is approved by a majority of the outstanding voting securities (as defined in the Act) of the Designated Series and


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no material amendment to this Plan shall be made unless approved in the manner provided for annual continuance in paragraph 5 hereof.

            10. While this Plan is in effect, the selection and nomination of Directors who are not "interested persons" (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not "interested persons".

            11. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, or such agreement or such report, as the case may be, the first two years in an easily accessible place.


Form of Plan adopted February 8, 1996